May 22, 2018

VIA EDGAR AND E-MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Tim Buchmiller

Re: Dynatronics Corporation Pre-Effective Amendment to Registration Statement
       on Form S-3 (File No. 333-224930)

Ladies and Gentlemen:

We respectfully request that the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form S-3 effective as of 4:00 p.m. (EDT), May 23, 2018, or as soon thereafter as practicable.

Please direct any questions regarding the Registration Statement or this request to the undersigned at the Company at (801) 568-7000, or to Kevin R. Pinegar or Wayne D. Swan at Durham Jones & Pinegar, P.C. at (801) 415-3000.

Sincerely yours,

Dynatronics Corporation

/s/ Kelvyn H. Cullimore
Kelvyn H. Cullimore,
President and Chief Executive Officer